Exhibit 99.1

Orbitz Worldwide, Inc. Reports Third Quarter 2013 Results

Chicago, November 5, 2013 - Orbitz Worldwide, Inc. (NYSE: OWW) today announced results for the third quarter and nine months ended September 30, 2013.

•	Room nights grew 22 percent in the third quarter 2013, a further acceleration from the second quarter 2013.

•	Revenue increased 11 percent to $220.9 million in the third quarter 2013.

•
Revenue from hotels and vacation packages grew to represent 50 percent of total revenue for the trailing twelve months (TTM) ended September 30, 2013, up 509 basis points from the TTM ended September 30, 2012.

•	Net income in the third quarter was $13.0 million.

•	Adjusted EBITDA was $45.1 million in the third quarter 2013, an increase of 13 percent compared with the third quarter 2012.

(in thousands, except	Three Months Ended September 30,			Nine Months Ended September 30,
per share data)	2013	2012	Change (a)	2013	2012	Change (a)

Hotel room night growth (b)	22%	—%	22 ppt	19%	2%	17 ppt
Gross bookings	$2,771,393	$2,650,496	5%	$8,958,862	$8,763,716	2%
Net revenue	$220,919	$198,303	11%	$649,577	$589,059	10%
Net revenue margin (c)	8.0%	7.5%	0.5 ppt	7.3%	6.7%	0.6 ppt
Net income	$12,982	$14,818	(12)%	$159,743	$12,891	**
Basic EPS	$0.12	$0.14	(14)%	$1.49	$0.12	**
Diluted EPS	$0.11	$0.14	(21)%	$1.41	$0.12	**

Operating cash flow	$(28,011)	$1,956	**	$178,126	$106,085	68%
Capital spending	$11,593	$11,071	5%	$29,550	$34,841	(15)%

EBITDA(d)	$40,579	$38,975	4%	$70,685	$85,897	(18)%
Other Adjustments	$4,480	$815	**	$38,902	$6,597	**
Adjusted EBITDA(d)	$45,059	$39,790	13%	$109,587	$92,494	18%

** Not meaningful.

(a)	Percentages are calculated on unrounded numbers.

(b)	Represents year over year growth in stayed hotel room nights. Includes both standalone hotel room nights and hotel room nights included in vacation packages.

(c)	Represents net revenue as a percentage of gross bookings.

(d)
Non-GAAP financial measures. Definitions of EBITDA and Adjusted EBITDA and a reconciliation of these non-GAAP financial measures to the most comparable GAAP financial measure are contained in Appendix A.

Third Quarter 2013 Financial Results

Gross Bookings and Net Revenue
Gross bookings increased 5 percent year over year in the third quarter 2013. This increase was driven by higher hotel and vacation package volumes, higher airfares, and higher average booking values per hotel and vacation package transaction. Lower air volume partially offset these increases.

Net revenue was $220.9 million for the third quarter 2013, up 11 percent year over year. This increase was primarily driven by higher hotel and vacation package volume, and higher net revenue per air, package and hotel transaction. Net revenue in the third quarter 2013 also benefited from the addition of an airline servicing revenue stream for one of the company's private label distribution partners. Lower air volume partially offset these increases.

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2013	2012	Change	2013	2012	Change

Net Revenue
Standalone Air	$59,455	$61,917	(4)%	$196,170	$201,474	(3)%
Standalone Hotel	83,349	61,189	36%	224,461	166,549	35%
Vacation Package	37,344	33,384	12%	107,684	100,026	8%
Advertising and Media	13,840	14,347	(4)%	42,426	41,077	3%
Other	26,931	27,466	(2)%	78,836	79,933	(1)%
Total Net Revenue	$220,919	$198,303	11%	$649,577	$589,059	10%

Domestic	$159,718	$142,297	12%	$474,489	$424,713	12%
International	61,201	56,006	9%	175,088	164,346	7%
Total Net Revenue	$220,919	$198,303	11%	$649,577	$589,059	10%

•
Standalone air net revenue was $59.5 million in the third quarter 2013, down 4 percent year over year. Standalone air revenue was down for the third quarter versus prior year due to lower air volumes and a non-cash benefit recorded in air revenue during the third quarter of 2012 to reduce an unfavorable contract liability. This was partially offset by the addition of an airline servicing revenue stream that was added late in the third quarter of 2012.

•
Standalone hotel net revenue was $83.3 million in the third quarter 2013, up 36 percent year over year. This increase was driven primarily by higher volume, and to a lesser extent higher net revenue per transaction.

•	Vacation package net revenue increased 12 percent in the quarter to $37.3 million due primarily to higher net revenue per transaction, and to a lesser extent volume.

•	Advertising and media revenue was $13.8 million in the third quarter 2013, down 4 percent year over year. The decrease was due to the shutdown of the Away network.

In order to provide a more comparable view of the company's operating performance across periods, Appendix A to this press release adjusts gross bookings and net revenue for currency impacts. The company has also included a schedule of trended operating metrics in Appendix B to this press release.

Operating Expenses

Cost of revenue

Cost of revenue is comprised primarily of costs to operate customer service call centers, credit card processing fees and other costs, which include customer refunds and charge-backs and connectivity and other processing costs.

	Three Months Ended September 30,		$	%
	2013	2012	Change	Change
	(in thousands)
Customer service costs	$14,713	$16,299	$(1,586)	(10)%
Credit card processing fees	15,418	11,913	3,505	29%
Other	9,020	9,991	(971)	(10)%
Total cost of revenue	$39,151	$38,203	$948	2%
% of net revenue	17.7%	19.3%

Cost of revenue as a percent of revenue for the third quarter 2013 was down 154 basis points. This leverage was driven by efficiencies at the company's customer service call centers and lower levels of customer fraud. This was partially offset by costs associated with higher global hotel volume and growth in the private label distribution channel.

Selling, general and administrative (SG&A) expense

SG&A expense is comprised primarily of wages and benefits, contract labor costs, network communications, systems maintenance and equipment costs and other costs, which include legal, foreign currency transaction and hedging costs and other administrative costs.

	Three Months Ended September 30,		$	%
	2013	2012	Change	Change
	(in thousands)
Wages and benefits	$40,453	$33,420	$7,033	21%
Contract labor	5,119	6,861	(1,742)	(25)%
Network communications, systems maintenance and equipment	6,895	7,335	(440)	(6)%
Other	15,144	9,455	5,689	60%
Total SG&A	$67,611	$57,071	$10,540	18%
% of net revenue	30.6%	28.8%

SG&A expense as a percent of revenue increased 182 basis points in the third quarter 2013, due primarily to higher incentive based compensation and the absence of an insurance reimbursement in the quarter. The company received an insurance reimbursement of $5.0 million in the third quarter 2012 for legal costs incurred to defend hotel occupancy tax cases. This was partially offset by lower contract labor costs.

Marketing expense

Marketing expense is comprised primarily of online marketing costs, such as search engine marketing, travel research and affiliates, and offline marketing costs, such as television, radio and print advertising.

	Three Months Ended September 30,		$	%
	2013	2012	Change	Change
	(in thousands)
Marketing expense	$73,511	$62,640	$10,871	17%
% of net revenue	33.3%	31.6%

Marketing expense as a percent of revenue increased 169 basis points to 33.3 percent for the third quarter 2013, up from 31.6 percent for the third quarter 2012. This increase was due primarily to the growth of our private label distribution channel.

Interest Expense

Net interest expense was $12.0 million in the third quarter 2013, up 35 percent year over year. The increase was due primarily to a higher average interest rate incurred on the company's term loans driven by its debt refinancing in March 2013 and subsequent debt repricing in May 2013. The weighted average interest rate on the term loans was 5.47 percent for the third quarter 2013 versus 3.24 percent for the third quarter 2012.

At September 30, 2013, Orbitz Worldwide was in compliance with all financial covenants in its Credit Agreement.

Cash Flow
Operating cash flow was $178.1 million for the nine months ended September 30, 2013, a 68 percent increase year over year due primarily to growth in the company's global hotel business and to the timing of cash receipts and payments.

At September 30, 2013, cash and cash equivalents were $160.4 million.

Operational Highlights

Consumer Brands

•
In October, Orbitz.com launched its loyalty program, Orbitz Rewards. The program allows customers to earn Orbucks -- the currency of Orbitz Rewards -- when booking Orbitz Rewards hotels, flights and vacation packages on Orbitz.com and then redeem them instantly on Orbitz Rewards hotels around the world, with no blackout dates, no unrealistic redemption hurdles and no restrictions on combining rewards with other offers.

•
In August, Orbitz.com launched a major update to the Orbitz app for Android smartphones and tablets, adding significant usability and speed improvements to make it faster and easier to search, book and access itineraries after booking.

•
In October, Orbitz.com launched updated versions of the Orbitz apps for Android, iPhone and iPad that deeply integrate Orbitz Rewards member benefits, both earn and burn, into the mobile experience. Orbitz Rewards members earn Orbucks at a higher rate when booking hotels through a mobile app.

•	In the third quarter of 2013, 27 percent of standalone hotel bookings were made via mobile devices across the company's consumer brand portfolio.

•
In the third quarter of 2013, over 60 percent of Orbitz.com same-day standalone hotel bookings, which represented 20 percent of total Orbitz.com standalone hotel bookings, were made via a mobile device.

Orbitz Partner Network

•
During the third quarter 2013, Orbitz Worldwide signed partner marketing contracts with a number of destination marketing organizations including Alaska Tourism, Atlantic City Tourism Alliance, Barbados Tourism Authority, City of Palm Desert, Dominican Republic Tourism, German National Tourism Office, Slovenia Tourism, Spain Tourism and Sun Valley Resorts.

•	In September 2013, Orbitz launched an extensive marketing campaign with VISIT FLORIDA, supported by digital and broadcast media, to encourage consumers to book travel to Florida.

•
In October 2013, Orbitz launched the latest installment of its successful online video initiative Orbitz Originals. "The Different Cancun," viewable at Orbitz.com/Cancun, was produced in partnership with the Cancun Convention & Visitors Bureau and the Mexico Tourism Board and hosted by award-winning travel expert Richard Bangs. Highlights of this nine-part online video series include: "Swimming with Whale Sharks," "Cancun's Best Food," "Escape to Isla Mujeres" and "Golf vs. Spa: Battle of the Vacationers." To date Orbitz Originals videos highlighting the Cayman Islands, Qatar, Vermont, Ireland and New York have generated more than one million views by travelers seeking inspiration for future trips.

Partner Services

•
During the third quarter 2013, Orbitz Worldwide signed multi-year hotel distribution agreements with Trump Hotel Collection, as well as partnership agreements with a number of hotel groups including Far East Hospitality Group in Singapore, Linder Hotels in Europe, Malmaison Hotels in the UK, and Metropark Hotels in China.

•
During the third quarter 2013, Orbitz Worldwide signed distribution agreements with a number of airlines including Arik Airlines, Condor German Airlines, Fiji Airways, Royal Jordanian Airlines and WestJet.

Outlook

For the full year 2013 the company expects:

•	Net revenue of approximately $840 million; and

•	Adjusted EBITDA growth between nine and ten percent.

This outlook assumes foreign exchange rates as of October 31, 2013.

Quarterly Conference Call

Orbitz Worldwide will host a conference call to discuss its third quarter 2013 results at 10:00 a.m. ET (9:00 a.m. CT) on Tuesday, November 5, 2013. A live webcast of the conference call can be accessed through the Orbitz Worldwide Investor Relations website at investors.orbitz.com. An archive of the webcast and a transcript will also be available on the website for at least 30 days.

About Orbitz Worldwide

Orbitz Worldwide (NYSE:OWW) is a leading global online travel company using technology to transform the way consumers around the world plan and purchase travel. Orbitz Worldwide operates the consumer travel planning sites Orbitz (www.orbitz.com), ebookers (www.ebookers.com), HotelClub (www.hotelclub.com) and CheapTickets (www.cheaptickets.com). Also within the Orbitz Worldwide family, Orbitz Partner Network (www.orbitz.com/OPN) delivers private label travel technology solutions to a broad range of partners including some of the world`s largest airlines and travel agencies, and Orbitz for Business (www.orbitzforbusiness.com) delivers managed travel solutions for companies of all sizes. Orbitz Worldwide makes investor relations information available at investors.orbitz.com.

Forward-Looking Statements

This press release and its attachments may contain forward-looking statements that involve risks, uncertainties and other factors concerning, among other things, the company's expected financial performance and its strategic operational plans. The results presented are unaudited. The company's actual results and the effects of future plans, strategies or events could differ materially from those expressed or implied by such forward-looking statements and reported results should not be considered as an indication of future performance. The potential risks, uncertainties and other factors that could cause actual results to differ from those expressed or implied by the forward-looking statements in this press release and its attachments include, but are not limited to, competition in the travel industry; trends, declines, or disruptions affecting the travel industry or the level of travel activity, particularly air travel volume; the termination of any major supplier's participation on the company's websites; the company's ability to renegotiate supplier agreements on acceptable terms; the company's ability to maintain and protect its information technology and intellectual property; the outcome of pending litigation; the company's level of indebtedness; risks associated with doing business in multiple currencies; and general economic and business conditions. More information regarding these and other risks, uncertainties and factors is contained in the section entitled "Risk Factors" in the company's filings with the Securities and Exchange Commission ("SEC"), which are available on the SEC's website at www.sec.gov or the company's Investor Relations website at investors.orbitz.com. You are cautioned not to unduly rely on these forward-looking statements, which speak only as of the date of this press release. All information in this press release and its attachments is as of November 5, 2013, and Orbitz Worldwide undertakes no obligation to publicly revise any forward-looking statement.

About Non-GAAP Financial Measures

This press release and its attachments include certain non-GAAP financial measures as defined by the SEC. These measures may be different from non-GAAP measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. generally accepted accounting principles (GAAP). Further information regarding the non-GAAP financial measures included in this press release is contained in Appendix A attached to this press release.

Media Contact:             Investor Contact:
Chris Chiames             Brian Wolf

+1 312 894 6890             +1 312 260 8301
chris.chiames@orbitz.com        brian.wolf@orbitz.com

Orbitz Worldwide, Inc.
Condensed Consolidated Statements of Operations (Unaudited)
(in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Net revenue	$220,919	$198,303	$649,577	$589,059
Cost and expenses:
Cost of revenue	39,151	38,203	119,733	109,704
Selling, general and administrative	67,611	57,071	209,276	194,696
Marketing	73,511	62,640	229,147	197,304
Depreciation and amortization	13,118	14,062	41,499	42,212
Impairment of other assets	59	1,417	2,636	1,417
Total operating expenses	193,450	173,393	602,291	545,333
Operating income	27,469	24,910	47,286	43,726
Other income/(expense):
Net interest expense	(11,961)	(8,847)	(34,224)	(28,086)
Other income/ (expense)	(8)	3	(18,100)	(41)
Total other expense	(11,969)	(8,844)	(52,324)	(28,127)
Income (loss) before income taxes	15,500	16,066	(5,038)	15,599
Provision (benefit) for income taxes	2,518	1,248	(164,781)	2,708
Net income	$12,982	$14,818	$159,743	$12,891

Net income per share - basic:
Net income per share	$0.12	$0.14	$1.49	$0.12
Weighted-average shares outstanding	108,993,525	106,127,706	107,516,142	105,366,429

Net income per share - diluted:
Net income per share	$0.11	$0.14	$1.41	$0.12
Weighted-average shares outstanding	115,657,206	107,256,562	113,343,038	107,423,416

Orbitz Worldwide, Inc.
Condensed Consolidated Balance Sheets (Unaudited)
(in thousands, except share data)

	September 30, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$160,359	$130,262
Accounts receivable (net of allowance for doubtful accounts of $858 and $903, respectively)	87,494	75,789
Prepaid expenses	10,906	11,018
Due from Travelport, net	15,299	5,617
Other current assets	14,035	3,072
Total current assets	288,093	225,758
Property and equipment (net of accumulated depreciation of $322,277 and $297,618)	120,265	132,544
Goodwill	345,388	345,388
Trademarks and trade names	90,433	90,790
Other intangible assets, net	257	830
Deferred income taxes, non-current	158,592	6,773
Restricted cash	115,641	24,485
Other non-current assets	33,680	7,746
Total Assets	$1,152,349	$834,314

Liabilities and Shareholders’ Equity/(Deficit)
Current liabilities:
Accounts payable	$27,027	$21,485
Accrued merchant payable	366,598	268,589
Accrued expenses	136,977	118,329
Deferred income	47,127	34,948
Term loan, current	13,500	24,708
Other current liabilities	13,405	5,365
Total current liabilities	604,634	473,424
Term loan, non-current	433,125	415,322
Tax sharing liability	64,228	70,912
Other non-current liabilities	17,602	17,319
Total Liabilities	1,119,589	976,977
Commitments and contingencies
Shareholders’ Equity/(Deficit):
Preferred stock, $0.01 par value, 100 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 140,000,000 shares authorized, 108,150,511 and 105,119,044 shares issued, respectively	1,081	1,051
Treasury stock, at cost, 25,237 shares held	(52)	(52)
Additional paid-in capital	1,052,204	1,041,466
Accumulated deficit	(1,022,881)	(1,182,624)
Accumulated other comprehensive income/(loss) (net of accumulated tax benefit of $0 and $2,558)	2,408	(2,504)
Total Shareholders’ Equity/(Deficit)	32,760	(142,663)
Total Liabilities and Shareholders’ Equity/(Deficit)	$1,152,349	$834,314

Orbitz Worldwide, Inc.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

	Nine Months Ended September 30,
	2013	2012
Operating activities:
Net income	$159,743	$12,891
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	41,499	42,212
Impairment of property and equipment	2,636	1,417
Amortization of unfavorable contract liability	(2,685)	(5,822)
Non-cash net interest expense	11,225	10,625
Deferred income taxes	(165,403)	2,005
Stock compensation	10,059	6,233
Changes in assets and liabilities:
Accounts receivable	(12,806)	(21,544)
Due from Travelport, net	(9,744)	(8,664)
Accounts payable, accrued expenses and other current liabilities	23,499	1,139
Accrued merchant payable	97,152	56,579
Deferred income	11,930	13,336
Other	11,021	(4,322)
Net cash provided by operating activities	178,126	106,085

Investing activities:
Property and equipment additions	(29,550)	(34,841)
Changes in restricted cash	(91,198)	(5,252)
Net cash used in investing activities	(120,748)	(40,093)

Financing activities:
Payments on and retirement of term loans	(893,405)	(32,183)
Issuance of long-term debt, net of issuance costs	877,718	—
Employee tax withholdings related to net share settlements of equity-based awards	(6,282)	(2,126)
Proceeds from exercise of employee stock options	6,991	—
Payments on tax sharing liability	(13,791)	(15,408)
Payments on note payable	—	(172)
Net cash used in financing activities	(28,769)	(49,889)

Effects of changes in exchange rates on cash and cash equivalents	1,488	16
Net increase in cash and cash equivalents	30,097	16,119
Cash and cash equivalents at beginning of period	130,262	136,171
Cash and cash equivalents at end of period	$160,359	$152,290

Supplemental disclosure of cash flow information:
Income tax payments, net	$1,142	$1,128
Cash interest payments	$23,410	$21,078
Non-cash investing activity:
Capital expenditures incurred not yet paid	$4,380	$519

Appendix A: Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA

EBITDA is a performance measure used by management that is defined as net income or net loss plus: net interest expense, provision for income taxes and depreciation and amortization. Adjusted EBITDA represents EBITDA as adjusted for certain non-cash and unusual or non-recurring items as described below. Orbitz Worldwide uses and believes investors and other external users of the company's financial statements benefit from the presentation of EBITDA and Adjusted EBITDA in evaluating its operating performance because:

•
These measures provide greater insight into management decision making at Orbitz Worldwide as they are among the primary metrics by which management evaluates the operating performance of the company's business. Management believes that when viewed with GAAP results and the accompanying reconciliation, EBITDA and Adjusted EBITDA provide additional information that is useful for management and other external users to gain an understanding of the factors and trends affecting the ongoing cash earnings capability of the company's business, from which capital investments are made and debt is serviced. These supplemental measures are used by management and the board of directors to evaluate the company's actual results against management's expectations.

•
EBITDA measures performance apart from items such as interest expense, income taxes and depreciation and amortization. Management believes that the exclusion of interest expense is necessary to evaluate the cash earnings capability of the business. The company generally only funds working capital requirements with funds borrowed under its revolving credit facility, if at all, in the fourth quarter of the year when its cash balances are typically the lowest. As a result, nearly all of the company's interest expense is not incurred to fund its operating activities. In addition, excluding interest expense from the company's non-GAAP measures is consistent with the company's intent to disclose the ongoing cash earnings capability of the business, from which capital investments are made and debt is serviced. Management believes that the exclusion of non-cash depreciation and amortization is also necessary to evaluate the cash earnings capability of the business. Management believes that the review of its non-GAAP measures in conjunction with other GAAP metrics, such as capital expenditures, is more useful in understanding the company's business than the inclusion of depreciation and amortization expense in the non-GAAP measures used by management, since depreciation and amortization expense has historically fluctuated as a result of purchase accounting and this expense involves management judgment (e.g. estimated useful lives).

•
Adjusted EBITDA corresponds more closely to the ongoing cash earnings capability of the company's business, by excluding the items described above and items such as litigation settlements that are not driven by core operating results, certain other non-cash items, such as goodwill and intangible asset impairment charges and stock-based compensation, and other unusual and non-recurring items, such as restructuring charges.

EBITDA and Adjusted EBITDA, as presented for the three and nine months ended September 30, 2013 and 2012, are not defined under GAAP and do not purport to be an alternative to net income or net loss as a measure of operating performance. EBITDA and Adjusted EBITDA have certain limitations in that they do not take into account the impact of certain expenses to the company's income statement, such as stock-based compensation, goodwill and intangible asset impairment charges and certain one-time items, if applicable. Because not all companies use identical calculations, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly-titled measures used by other companies.

The following table provides a reconciliation of net income to EBITDA:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	(in thousands)		(in thousands)
Net income	$12,982	$14,818	$159,743	$12,891
Net interest expense	11,961	8,847	34,224	28,086
Provision (benefit) for income taxes	2,518	1,248	(164,781)	2,708
Depreciation and amortization	13,118	14,062	41,499	42,212
EBITDA	$40,579	$38,975	$70,685	$85,897

EBITDA was adjusted by the items listed and described in more detail below. The following table provides a reconciliation of EBITDA to Adjusted EBITDA:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
	(in thousands)		(in thousands)
EBITDA	$40,579	$38,975	$70,685	$85,897
Impairment of other assets (a)	59	1,417	2,636	1,417
Net loss on extinguishment of debt (b)	—	—	18,089	—
Acceleration of amortization of net unfavorable contract liability (c)	—	(2,635)	—	(2,635)
Stock-based compensation expense	3,185	1,941	10,060	6,233
Restructuring (d)	(68)	—	3,681	—
Litigation settlements and other (e)	1,304	92	4,436	1,582
Adjusted EBITDA	$45,059	$39,790	$109,587	$92,494

(a)	Represents impairment of property and equipment in connection with the company's decision to exit the Away Network business.

(b)	Represents write-off of deferred financing fees and other refinancing costs in connection with the refinancing of the company's $450 million senior secured term loan facilities in May 2013.
(c) In the third quarter 2012, the company reduced the net unfavorable contract liability by $1.2 million following the negotiation of a new agreement with a supplier. This reduction was recorded as a $2.6 million increase to net revenue, reflecting the reduction in expected future rebate payments the company would be required to make to the supplier, and a $1.4 million non-cash charge to impair the asset related to the inkind marketing and promotional support that the company expected to receive under the Charter Associate Agreement.

(d)	Represents one-time costs associated with targeted cost actions the company undertook in the first quarter 2013.

(e)	Represents charges related to certain legal proceedings and other non-recurring professional fees.

Gross Bookings and Net Revenue, at Constant Currency
The company's reporting currency is the U.S. dollar. As a result, reported financial results are impacted by the strength or weakness of the U.S. dollar relative to the currencies of the international markets in which the company operates, particularly the Pound sterling, Euro, Swiss franc and Australian dollar. Management evaluates the company's operating performance with and without the impact of changes in foreign exchange rates because it believes excluding the impact of foreign exchange rates provides a more comparable view of the company's operating performance across periods. Management believes that when viewed with GAAP results and the accompanying reconciliation, management and other external users are better able to gain an understanding of the factors and trends affecting operating performance. The following table adjusts gross bookings and net revenue for foreign currency impacts across the relevant periods:

	Three Months Ended
(in thousands)	Domestic	International	Total Orbitz Worldwide

Gross Bookings
Q3, 2013 Reported Gross Bookings	$2,210,466	$560,927	$2,771,393

Q3, 2012 Reported Gross Bookings	$2,087,798	$562,698	$2,650,496
Impact of Foreign Exchange Rates	—	5,712	5,712
Q3, 2012 Gross Bookings at Constant Currency	$2,087,798	$568,410	$2,656,208

Reported Gross Bookings Growth	6%	—%	5%
Gross Bookings Growth at Constant Currency	6%	(1)%	4%

Net Revenue
Q3, 2013 Reported Net Revenue	$159,718	$61,201	$220,919

Q3, 2012 Reported Net Revenue	$142,297	$56,006	$198,303
Impact of Foreign Exchange Rates	—	248	248
Q3, 2012 Net Revenue at Constant Currency	$142,297	$56,254	$198,551

Reported Net Revenue Growth	12%	9%	11%
Net Revenue Growth at Constant Currency	12%	9%	11%

	Nine Months Ended
(in thousands)	Domestic	International	Total Orbitz Worldwide

Gross Bookings
Q3, 2013 Reported Gross Bookings	$7,115,363	$1,843,499	$8,958,862

Q3, 2012 Reported Gross Bookings	$6,979,774	$1,783,942	$8,763,716
Impact of Foreign Exchange Rates	—	4,750	4,750
Q3, 2012 Gross Bookings at Constant Currency	$6,979,774	$1,788,692	$8,768,466

Reported Gross Bookings Growth	2%	3%	2%
Gross Bookings Growth at Constant Currency	2%	3%	2%

Net Revenue
Q3, 2013 Reported Net Revenue	$474,489	$175,088	$649,577

Q3, 2012 Reported Net Revenue	$424,713	$164,346	$589,059
Impact of Foreign Exchange Rates	—	(206)	(206)
Q3, 2012 Net Revenue at Constant Currency	$424,713	$164,140	$588,853

Reported Net Revenue Growth	12%	7%	10%
Net Revenue Growth at Constant Currency	12%	7%	10%

Appendix B: Trended Operating Metrics

	2011			2012				2013
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Gross Bookings (in thousands)
Domestic	$2,414,061	$2,250,943	$2,056,277	$2,492,564	$2,399,412	$2,087,798	$1,968,503	$2,424,956	$2,479,941	$2,210,466
International	583,146	599,207	461,734	650,467	570,777	562,698	505,259	677,625	604,947	560,927
Total	$2,997,207	$2,850,150	$2,518,011	$3,143,031	$2,970,189	$2,650,496	$2,473,762	$3,102,581	$3,084,888	$2,771,393

Standalone Air	$2,201,860	$2,026,135	$1,849,055	$2,202,538	$2,155,649	$1,821,937	$1,719,165	$2,027,713	$2,077,471	$1,790,232
Non-air	795,347	824,015	668,956	940,493	814,540	828,559	754,597	1,074,868	1,007,417	981,161
Total	$2,997,207	$2,850,150	$2,518,011	$3,143,031	$2,970,189	$2,650,496	$2,473,762	$3,102,581	$3,084,888	$2,771,393
Year over Year Gross Bookings Growth
Domestic	(9)%	(4)%	(3)%	5%	(1)%	(7)%	(4)%	(3)%	3%	6%
International	39%	31%	6%	9%	(2)%	(6)%	9%	4%	6%	—%
Total	(3)%	1%	(1)%	6%	(1)%	(7)%	(2)%	(1)%	4%	5%

Standalone Air	(6)%	(1)%	(3)%	4%	(2)%	(10)%	(7)%	(8)%	(4)%	(2)%
Non-air	9%	8%	4%	10%	2%	1%	13%	14%	24%	18%
Total	(3)%	1%	(1)%	6%	(1)%	(7)%	(2)%	(1)%	4%	5%

At Constant Currency
Domestic	(9)%	(4)%	(3)%	5%	(1)%	(7)%	(4)%	(3)%	3%	6%
International	20%	17%	5%	10%	6%	2%	11%	4%	6%	(1)%
Total	(5)%	(1)%	(1)%	6%	1%	(5)%	(2)%	(1)%	4%	4%

Standalone Air	(8)%	(3)%	(3)%	4%	(1)%	(9)%	(7)%	(8)%	(4)%	(2)%
Non-air	5%	5%	3%	10%	4%	3%	13%	14%	24%	19%
Total	(5)%	(1)%	(1)%	6%	1%	(5)%	(2)%	(1)%	4%	4%

Net Revenue (in thousands)
Domestic	$142,026	$142,214	$128,547	$137,343	$145,073	$142,297	$137,378	$150,206	$164,565	$159,718
International	59,800	60,710	48,599	52,436	55,904	56,006	52,359	52,654	61,233	61,201
Total	$201,826	$202,924	$177,146	$189,779	$200,977	$198,303	$189,737	$202,860	$225,798	$220,919

Standalone Air	$69,522	$63,850	$59,295	$72,244	$67,313	$61,917	$60,064	$69,251	$67,464	$59,455
Non-air transactional	117,715	124,388	103,736	105,872	118,239	121,900	112,540	120,304	142,719	147,536
Non-transactional	14,589	14,686	14,115	11,663	15,425	14,486	17,133	13,305	15,615	13,928
Total	$201,826	$202,924	$177,146	$189,779	$200,977	$198,303	$189,737	$202,860	$225,798	$220,919

International as a % of Total Net Revenue	30%	30%	27%	28%	28%	28%	28%	26%	27%	28%
Year over Year Net Revenue Growth
Domestic	(6)%	(4)%	(5)%	2%	2%	0%	7%	9%	13%	12%
International	42%	32%	4%	4%	(7)%	(8)%	8%	0%	10%	9%
Total	4%	4%	(3)%	3%	0%	(2)%	7%	7%	12%	11%

Standalone Air	(2)%	(2)%	(11)%	0%	(3)%	(3)%	1%	(4)%	—%	(4)%
Non-air transactional	8%	7%	2%	7%	0%	(2)%	9%	14%	21%	21%
Non-transactional	8%	11%	4%	(16)%	6%	(1)%	21%	14%	1%	(4)%
Total	4%	4%	(3)%	3%	0%	(2)%	7%	7%	12%	11%

At Constant Currency
Domestic	(6)%	(4)%	(5)%	2%	2%	0%	7%	9%	13%	12%
International	21%	17%	2%	4%	1%	0%	9%	1%	10%	9%
Total	0%	1%	(3)%	3%	2%	0%	7%	7%	12%	11%

Standalone Air	(5)%	(5)%	(12)%	0%	(1)%	0%	2%	(4)%	—%	(6)%
Non-air transactional	3%	4%	1%	7%	2%	0%	9%	14%	21%	22%
Non-transactional	6%	10%	4%	(16)%	7%	0%	22%	14%	2%	(3)%
Total	0%	1%	(3)%	3%	2%	0%	7%	7%	12%	11%

Orbitz Worldwide Transaction Growth	(9)%	(7)%	(10)%	1%	(4)%	(7)%	(4)%	(4)%	1%	(1)%

Orbitz Worldwide Hotel Room Night Growth	(1)%	(1)%	(2)%	3%	3%	0%	7%	14%	20%	22%